UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number 001-42379

Founder Group Limited

No.17, Jalan Astana 1D, Bandar Bukit Raja, 41050 Klang,
Selangor Darul Ehsan, Malaysia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Termination of a Material Definitive Agreement

As previously announced, on March 13, 2025, Founder Group Limited, a business company incorporated in the British Virgin Islands (the “Company”), had entered into a securities purchase agreement (the “SPA”) with Streeterville Capital, LLC, a Utah limited liability company (the “Purchaser,” and collectively with the Company, the “Parties”). Pursuant to the SPA, the Purchaser agreed to purchase from the Company, and the Company agreed to issue and sell to the Purchaser, securities in the form of one or more pre-paid purchases (each, a “Pre-Paid Purchase” and collectively, the “Pre-Paid Purchases”) with an aggregate purchase amount of up to $10,000,000, for the purchase of ordinary shares, no par value of the Company (the “Ordinary Shares”), upon the terms and subject to the limitations and conditions set forth in such Pre-Paid Purchase. On March 14, 2025, the Company issued 1,850,000 Ordinary Shares to the Purchaser as a commitment fee for the Pre-Paid Purchase facility.

On April 8, 2025, the Company and the Purchaser entered into a letter agreement (the “Letter Agreement”), pursuant to which the SPA was terminated. According to the Letter Agreement, on April 11, 2025, the Purchaser received $1,250,000 (the “Rescission Purchase Price”) from the Company, and on April 21, 2025, the Company’s transfer agent returned the 1,850,000 Ordinary Shares previously issued to the Purchaser back to the Company. As such, the Transaction Documents (as defined in the SPA) and all of the transactions contemplated thereby have been rescinded ab initio, and shall be of no further force or effect, as a result of which the Transaction Documents shall be deemed not to have occurred (the “Rescission”). The Rescission has placed each of the Parties in the same respective position that each was in prior to the execution of the Transaction Documents.

The foregoing description of the SPA, the Letter Agreement, and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the full text of the SPA, which was filed as Exhibit 10.1 to the Company’s Form 6-K filed on March 19, 2025, and the full text of the Letter Agreement, which is filed as Exhibit 10.1 hereto and incorporated by reference.

Exhibit Index

Exhibit No	Description
10.1	Letter Agreement, dated April 8, 2025, by and between Founder Group Limited and Streeterville Capital, LLC

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Founder Group Limited

By:	/s/ Lee Seng Chi
Name:	Lee Seng Chi
Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

Date: April 23, 2025

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